UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                              MD Technologies, Inc.
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    552688202
                                    ---------
                                 (CUSIP Number)


                                 January 8, 2004
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


This Schedule is filed pursuant to Rule 13d-1(b).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       [Continued on the following pages]

                                Page 1 of 4 Pages

Page 2 of 4 Pages                                             CUSIP #: 552688202
                                                                       ---------
--------------------------------------------------------------------------------
1. Name of Reporting Person:
   (I.R.S. Identification No. of above person):

   Commonwealth Advisors, Inc.
   72-1187377

--------------------------------------------------------------------------------
2. Check the appropriate box if a member of a group:
   (a) (   )
   (b) (   )

--------------------------------------------------------------------------------
3. SEC use only:

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization:

   Louisiana

--------------------------------------------------------------------------------

                                          5.    Sole Voting Power

                                                1,041,000
                                          --------------------------------------
   Number of shares                       6.    Shared Voting Power

   beneficially owned by                        0
                                          --------------------------------------
                                          7.    Sole Dispositive Power
   each Reporting Person with
                                                1,041,000
                                          --------------------------------------
                                          8.    Shared Dispositive Power

                                                0
--------------------------------------------------------------------------------
9.  Aggregate amount beneficially owned by each reporting person:

    1,041,000

--------------------------------------------------------------------------------
10. Check if the aggregate amount in row (9) excludes certain shares:

--------------------------------------------------------------------------------
11. Percent of class represented by amount in row (9):

    27.9%

--------------------------------------------------------------------------------
12. Type of Reporting Person:

    IA

Page 3 of 4 Pages                                             CUSIP #: 552688202
                                                                       ---------
--------------------------------------------------------------------------------
                                  SCHEDULE 13G
                                  ------------

Item 1(a):  Name of Issuer:
---------------------------

           MD Technologies, Inc.

Item 1(b):  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

           620 Florida Street, Suite 200
           Baton Rouge, LA 70801

Item 2(a):  Name of Person Filing:
----------------------------------

           Commonwealth Advisors, Inc.

Item 2(b):  Address of Principal Business Office:
-------------------------------------------------

           247 Florida Street
           Baton Rouge, LA 70801

Item 2(c):  Citizenship:
------------------------

           Louisiana

Item 2(d):  Title of Class of Securities:
-----------------------------------------

           Common Stock

Item 2(e):  Cusip Number:
-------------------------

           55268802

Item 3:  Type of Person Filing Pursuant to ss.240.13d-1(b)(1)(ii)(E):
---------------------------------------------------------------------

           Commonwealth Advisors, Inc. is an investment adviser able to file on a Schedule 13G in accordance with ss.240.13d-1(b)(1)(ii)(E)
                                  -------------------------

Item 4:  Ownership:
-------------------

           (a)   Amount Beneficially Owned:  1,041,000 shares
                 --------------------------

           (b)   Percent of Class:  27.9%
                 -----------------

           (c) VOTING AND DISPOSITIVE POWER: Commonwealth Advisors, Inc. has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,041,000 shares of common stock of the Issuer. Commonwealth Advisors, Inc. has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.

Footnote to Item 4: On 1/8/04, Commonwealth purchased 1,041,000 shares of the common stock of MD Technologies, Inc. (the "Company") in an initial public offering. As of December 31, 2003, there were 2,684,478

Page 4 of 4 Pages                                             CUSIP #: 552688202
                                                                       ---------
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------


shares outstanding. The Company's Form 10Q for the period ending 3/31/04 reported 3,939,313 shares outstanding as of the end of such period. Rather than use the later number from the Form 10Q, Commonwealth added the number of shares outstanding on December 31, 2003 to the number of shares Commonwealth purchased on 1/8/04. This is likely a more accurate reflection of its proportional ownership at the time of the purchase. If the number of outstanding shares on 3/31/04 were used, Commonwealth's beneficial ownership would represent 26.4% of the total outstanding shares, rather than 27.9%.

Item 5:  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

           Not Applicable

Item 6:  Ownership of More Than Five Percent On Behalf of Another Person:
-------------------------------------------------------------------------

           Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the
------------------------------------------------------------------------------
        Security Being Reported On by the Parent Holding Company:
        ---------------------------------------------------------

           Not Applicable

Item 8:  Identification and Classification of Members of the Group:
------------------------------------------------------------------

           Not Applicable

Item 9:  Notice of Dissolution of Group:
----------------------------------------

           Not Applicable

Item 10:  Certification:
------------------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          Date:  October 5, 2006


                                          Signature:  /s/ James O'Beirne
                                                      ------------------
                                          Name/Title: James O'Beirne
                                                      Vice President